

05005167

File No. 82-2683



WoltersKluwer
Legal, Tax & Regulatory Europe

PRESS RELEASE

Wolters Kluwer reaches an agreement to acquire De Agostini Professionale and UTET Professionale in Italy

With the acquisition of De Agostini Professionale and UTET Professionale, Wolters Kluwer will expand into new market segments of professional publishing in Italy

Amsterdam (January 12, 2005) - Wolters Kluwer Legal, Tax & Regulatory Europe today announced that it has signed an agreement with De Agostini Group for the acquisition of De Agostini Professionale and UTET Professionale, part of De Agostini Editore in Italy.

De Agostini Professionale and UTET Professionale are major publishing companies in public administration and enjoy an excellent reputation in legal, tax and business markets with well established brands such as De Agostini, UTET, ETI and Leggi d'Italia. The sales agents network of De Agostini Professionale and UTET Professionale will bring more sales opportunities for Wolters Kluwer Italia.

"This is an excellent addition to Wolters Kluwer in Italy, enhancing our market position in the tax, labour and legal segments and enabling us to enter new market segments such as public administration," Rolv Eide, Chief Executive Officer of Wolters Kluwer Legal, Tax & Regulatory Europe, said.

The combination of integrated content, the sales agents networks and well established brand names provides many opportunities to add value to Wolters Kluwer's customers with a broader range of products.

The agreement on the acquisition of De Agostini Professionale and UTET Professionale is subject to approval by the Italian antitrust authorities. Financial details on the agreement will not be disclosed.

About Wolters Kluwer Legal, Tax & Regulatory Europe
Wolters Kluwer Legal, Tax & Regulatory Europe focuses on the growth potential of six customer areas: legal; fiscal/financial; human resources; public & government administration; health, safety & environment (HSE); and transport. With a well established presence in over 15 countries, Wolters Kluwer Legal, Tax & Regulatory Europe has annual revenues (2003) of €1,365 million and employs approximately 8,000 people.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of €3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its

depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Yvette van Braam Morris
Communications Manager
Wolters Kluwer Legal, Tax & Regulatory Europe
t + 31 (0)20 6070 338
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com
www.ipsoa.it
www.deagostini.it